July 18, 2005

Confidential

Via Electronic Transmission and Federal Express

Division of Corporate Finance
450 Fifth Street, N.W
Washington D.C. 20549-0404
Attention: Ms. Jennifer Hardy

Re:	Graham Packaging Company, L.P. Amendment No. 2 to Registration Statement on Form S-4 File No. 333-125173 Filed: July 18, 2005

Dear Ms. Hardy:

        On behalf of Graham Packaging Company, L.P., a Delaware limited partnership (the "Company"), I hereby submit their responses to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated July 14, 2005 (the "Comment Letter") with respect to the above referenced Registration Statement of the Company on Form S-4, as amended (File No. 333-125173) (the "Registration Statement"), including exhibits, as filed with the Commission on May 24, 2005 and amended on July 8, 2005.

        The Company is filing, via EDGAR, Amendment No. 2 to the Registration Statement ("Amendment No. 2"). In addition, enclosed herewith are three copies of Amendment No. 2 marked to indicate the changes from the Amendment No. 1 to the Registration Statement, dated as of July 8, 2005.

        Set forth below are the Company's responses to the comments raised in your letter. For your convenience, we have provided each of your numbered comments followed by our response in italics. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement. References throughout this letter to "we" and "us" are to the Company.

Industry and Market Data, page ii

  1.
  We note the first sentence and also reference your response to prior comment 20. Please tell us if you provide information regarding your market share in the registration statement.

    In respect of the Staff's comment, we respectfully note that we do not provide information regarding our market share in the registration statement. We have revised the disclosure in Industry and Market Data in response to this comment. See page ii.

Management's Discussion and Analysis, page 34
Liquidity and Capital Resources, page 42

  2.
  With respect to Covenant Compliance EBITDA, please provide all of the disclosures required by Item 10(e) of Regulation S-K.

    We have revised the disclosure in response to this comment. See pages 43-45.

The Exchange Offer, page 81
Certain Conditions to the Exchange Offer, page 84

  3.
  We restate prior comment 30 to include an objective standard to determine whether a material condition has been satisfied.

    We have revised the disclosure in response to this comment to remove the applicability of a "good faith determination" from the material conditions. See page 84.

Exhibit 5.2

  4.
  With respect to counsel's statement that "this opinion is given as of the date hereof," you must either file the exhibit dated as of the date of effectiveness or delete the statement.

    We have revised the disclosure in response to this comment. See page 3 of Exhibit 5.2.

*  *  *  *

        To assist the Staff in its review of the attached filing, we have delivered via Federal Express for overnight delivery to the attention of Jennifer Hardy and Craig Slivika of the Commission three copies of this response to the Comment Letter and the Registration Statement marked against the filing made on July 8, 2005.

        Should you have any questions, comments or desire further information regarding the enclosed filing or any of the responses, please contact the undersigned at (212) 735-3330.

Sincerely,
/s/ MARK C. SMITH
By: Mark C. Smith
cc:	John E. Hamilton—Graham Packaging Company, L.P. Jay W. Hereford—Graham Packaging Company, L.P. Allison R. Schneirov—Skadden, Arps, Slate, Meagher & Flom LLP